EXHIBIT 12.0
MATTEL, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Six Months Ended June 30, 2018	For the Years Ended December 31,
		2017	2016	2015	2014	2013
(Loss) Earnings Available for Fixed Charges:
(Loss) income from continuing operations before income taxes	$(547,927)	$(504,987)	$409,742	$463,915	$586,910	$1,099,128
Add:
Interest expense	84,546	105,214	95,118	85,270	79,271	78,505
Appropriate portion of rents (a)	20,411	45,799	36,708	38,297	40,291	37,006
(Loss) earnings available for fixed charges	$(442,970)	$(353,974)	$541,568	$587,482	$706,472	$1,214,639
Fixed Charges:
Interest expense	$84,546	$105,214	$95,118	$85,270	$79,271	$78,505
Appropriate portion of rents (a)	20,411	45,799	36,708	38,297	40,291	37,006
Fixed charges	$104,957	$151,013	$131,826	$123,567	$119,562	$115,511
Ratio of (loss) earnings to fixed charges	(c)	(b)	4.11 X	4.75 X	5.91 X	10.52 X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.

(b)	(Loss) earnings available for fixed charges for the year-ended December 31, 2017 were inadequate to cover fixed charges by $505.0 million.

(c)	(Loss) earnings available for fixed charges for the six months ended June 30, 2018 were inadequate to cover fixed charges by $547.9 million.